EILENBERG & KRAUSE LLP

11 EAST 44TH STREET

NEW YORK, NEW YORK 10017

TELEPHONE:	(212) 986-9700

FACSIMILE:	(212) 986-2399

October 11, 2005

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tower Semiconductor Ltd. Amendment No. 1 to Registration Statement on Form F-2 Filed September 22, 2005 Registration No. 333-126909 Form 6-K/A Filed September 22, 2005 File No. 0-24790

Dear Mr. Mancuso:

        This letter is submitted on behalf of Tower Semiconductor Ltd. (“Tower” or the “Company”), in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Amendment No.1 to Registration Statement on Form F-2 (Registration No. 333-126909) and Form 6-K/A filed on September 22, 2005 (File No. 0-24790). With a courtesy copy of this letter, we are including a copy of Amendment No. 2 to the Registration Statement on Form F-2 as filed with the Securities and Exchange Commission on the date hereof. The Amendment reflects Tower’s responses to the comments contained in your letter of September 30, 2005, as well as updated information. We have also enclosed copies of Amendment No. 2 which have been marked to show changes from Amendment No. 1.

        Our numbered responses correlate to the numbers in your September 30, 2005 letter, and we have set forth in full the text of the comments included in your letter for convenience purposes. All references in our responses to page numbers are to the pages in the unmarked copies of the documents.

        We respond to the Staff’s comments as follows:

Form F-2

Fee Table

1.	Please revise the notes to the fee table to clarify how you determined the amount to be registered.

We have revised the fee table to clarify how the amount to be registered was determined.

Prospectus Cover Page

2.	We note your response to comment 3. In an appropriate place in your prospectus, please clarify whether the committed investors can purchase any securities included in registration statement, including by oversubscribing or otherwise. Also clarify whether those securities will be part of the unregistered offering or the registered offering.

We have revised the filing to clarify on page 29 that the committed investors have no arrangement in the nature of a standby or any other arrangement with the Company or any other person to purchase any unexercised rights issued in the registered offering or to purchase convertible debentures underlying unexercised rights issued in the registered offering. However, as reflected in the prospectus, it is contemplated that the rights and the convertible debentures issuable upon the exercise thereof will be listed for trading. There are not contemplated to be any special restrictions on the purchase by the committed investors of rights and/or debentures in the market or in private transactions. The exercise of any such rights or the conversion of the debentures would involve an issuance of securities by the Company pursuant to the registration statement. We note that since each of the committed investors is deemed to be an affiliate of the Company, any resale of such securities would require either a resale registration or compliance with the provisions of Rule 144 related to the sale of control securities.

Questions and Answers About the Rights Offering, page 2

3.	We note your response to prior comment 4 and reissue the comment. Please disclose in the filing the reasons for structuring the rights offering for convertible debentures in the principal amount of $1 per share.

We have revised the filing to disclose the reasons for structuring the rights offering for convertible debentures in the principal amount of $1 per share (page 4).

How will principal and interest be paid, page 2

4.	Please cite any authority on which you rely to reach the conclusions in your response to comment 6. Address how all provisions for postponement of principal and interest payments disclosed in the document are consistent with the Trust Indenture Act of 1939.

We believe that the subordination provisions of the debentures disclosed in the document are consistent with the Trust Indenture Act of 1939.The suspension of payment of principal and interest during a senior debt default is what it means to be subordinated debt. For authority we refer you to the Revised Model Simplified Indenture, 55 Bus. Law 1115 at 1157, in Section 11.03 thereof provides for suspension of all payment of principal and interest in the event of a payment default on the senior debt, notwithstanding RMSI Section 6.07 which paraphrases Section 316(b) of the Trust Indenture Act of 1939 as follows:

“Notwithstanding any other provision of this Indenture, the right of any Holder of a Security to receive payment of Principal and interest on the Security, on or after the respective due dates expressed in the Security, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holder.”

The subordination of principal and interest in the event of a senior debt default are not inconsistent with the referenced language of the RMSI and the underlying provisions of 316(b). They represent the agreement of the subordinated creditor and the debtor to reallocate to another party (the senior creditor) payments which the subordinated debt would otherwise be eligible to receive. Such terms in the indenture are agreed to and will be enforced as a matter of contract law so long as they are clear and unambiguous. See Notes 1 and 2 to the Model Simplified Indenture, 38 Bus. Law 741 at 808.

The other operative terms of the subordination in effect mitigate the subordination by requiring certain pro rata payments to the holders of the debentures even though all amounts due and owing on the senior debt have not been paid in full and the default on the senior debt is continuing. These provisions, which benefit the debenture holders, represent part of the subordination agreed to by the debenture holders and are consistent with the Trust Indenture Act of 1939.

Are the debentures subordinated, page 3

5.	Please disclose the amount owed to the customer who has a first-ranking charge. Also disclose the nature of the debt, and tell us the name of this customer.

We have revised the filing to disclose that Tower granted a first ranking charge in favor of Siliconix Technology C.V. over a bank account into which Siliconix deposited, in 2004, $20 million for the purchase of equipment and to cover other expenses in connection with the Company’s performance of its agreement with Siliconix (of which as of August 31, 2005, there is a balance of approximately $10 million) and over the equipment which has been or which may be subsequently purchased with such funds (page 3).

6.	If the wafer credits mentioned on page 38 are senior debt, please quantify that debt in this section. Also, please quantify the “Statutory Priorities” mentioned on page 43.

As the wafer credits are not senior debt, the amount thereof has not been added to this section. We have revised the filing on page 40 to quantify the “Statutory Priorities”.

7.	Clarify what you mean by “certain other events relating to” you or your property.

We have removed the words “certain other events relating to us or our property”.

Why are we engaging in the rights offering, page 4

8.	We note that the third paragraph of your response to comment 3 indicates that you are obligated to raise an amount “similar” to the $30 million bank commitment. However, in the fifth paragraph of the response, you state that you are obligated to raise $50 million. Please revise your disclosure to specify the amount you are obligated to raise and tell us with specificity which subsection ofwhich exhibit to the registration statement governs your obligation. Ensure that you have disclosed the reasons for the entire rights offering.

The impetus for the rights offering is the commitment of Tower’s banks to provide Tower with up to $30 million subject to a similar amount being raised by Tower in the form of equity or convertible debt pursuant to the July 2005 amendment to the credit facility agreement with the banks. The rights offering is for an amount greater than $30 million in order to: (i) allow Israel Corp. and SanDisk to satisfy their commitments to Tower’s banks to invest $20 million and $3.5 million, respectively; (ii) to provide Tower with an opportunity to raise funds towards its pre-July 2005 fundraising obligation to its banks to raise $26 million; and (iii) to provide Tower with an opportunity to raise additional capital for the ramp up and operations of Fab 2.

The reference in the fifth paragraph of our response to prior comment 3 to $50 million was intended to describe the rights offering and was not intended to describe Tower’s obligations to its banks; it should have stated that Tower is engaged in the rights offering to raise funds that Tower is required to raise under its credit facility agreement, as amended. We have revised the filing to include additional reasons as to why Tower is engaging in the rights offering (page 4). The $30 million bank commitment and Tower’s corresponding fundraising obligation can be found in clause 16.36.1 of section 2.11 of the Ninth Amendment to Tower’s credit facility agreement (attached as Exhibit 4.5 to Amendment No. 2). As disclosed in Amendment No. 2, Tower’s banks have agreed to extend the deadline of Tower’s obligation under the July 2005 amendment to raise $23.5 million by October 31, 2005 to November 30, 2005.

How do you transfer your rights, page 5

9.	Please disclose the last sentence of your response to comment 12.

We have revised the filing to disclose the last sentence of our response in our letter dated September 22, 2005, to comment 12 of the Staff’s letter dated August 22, 2005 (page 5).

What are the federal income tax and Israeli income tax consequences, page 6

10.	Please confirm our understanding that you will file as an exhibit any ruling that you receive from a tax authority.

We will file as an exhibit any ruling that Tower receives from a tax authority prior to the effective date of the prospectus, or an English language summary thereof. The Company will provide copies of any ruling received after the effective date of the registration statement to all of its employees.

When will you receive your new securities, page 7

11.	Please clarify how you will issue debentures after payment is cleared and still retain the ability to withdraw the offering as noted in the next Q&A. How will you treat securities issued in the offering after the offering has been withdrawn?

We have revised the filing to clarify that the rights are exercisable during the 23-day period following the record date (page 4). Therefore, securities cannot be issued prior to the time the Company may withdraw the offering.

How many shares, page 8

12.	With a view toward clarified disclosure, please tell us in detail how you calculated the 138.59 ratio.

The 138.59 ratio was derived by dividing the sum of the total number of Tower’s issued and outstanding ordinary shares and the number of options that entitle their holders to participate in the rights offering by the dollar amount being offered in the rights offering, multiplied by the subscription price (66,707,609 + 2,585,105)/50,000,000*100). We have added this explanation to the Q&A section under “How many rights will you receive?" (page 2).

Risk Factors, page 9

If you do not exercise all of your rights, page 20

13.	We note your response to comment 3. However, we also note your continued vague references to “certain”shareholders like in this risk factor. Please clarify who the “certain” shareholders are. Also if the shifting of right results in material changes to the ownership structure of your company, provide an updated beneficial ownership table in an appropriate section of your document.

We have revised the disclosure to name the shareholders that have agreed to transfer a portion of their unexercised rights to Israel Corp. (page 20). We have disclosed in the Q&A section, under “What happens if you choose not to exercise your rights?", the increase to Israel Corp.‘s holdings as a result of the transfer of rights from SanDisk, Alliance and Macronix to Israel Corp. which we believe adequately discloses the only material change in the ownership structure of Tower resulting from the transfer of rights (page 6).

The Rights Offering, page 27

14.	We note that you have revised your disclosure on pages 4 and 29 to suggest that the board has not yet set the terms of the price offering, including the subscription price and conversion ratio. Please tell us which terms you will omit from the prospectus on the date the registration statement is declared effective and the basis for this omission. Also confirm your understanding that all terms of the offering and securities must be final – not subject to board discretion without recirculation or termination of the offering as appropriate – and must be included in the prospectus that you circulate with the rights certificate.

Tower will not omit any of the terms of the offering from the prospectus on the date the registration statement is declared effective. The revisions made were to ensure that Tower’s non-US shareholders understand that the terms set forth in the preliminary prospectus are subject to change. We note that the practice in Israel for offerings of securities in Israel only is for preliminary prospectuses to be filed with the Israel Securities Authority on a non-public basis. We recognize and confirm that all terms of the offering and securities must be final – not subject to board discretion without recirculation or termination of the offering as appropriate – and must be included in the prospectus that is circulated with the rights certificate.

15.	We note that the rights are exercisable beginning on the dateof the prospectus. However, according to your prospectus cover, the record date is not until two days after the date of the prospectus. Please clarify how the rights can be exercised before the record date.

We have revised the filing to clarify that the rights are exercisable during the 23-day period following the record date (page 28).

Committed Purchases, page 28

16.	Please clarify when the unregistered offering will close and when the related rights will be exercised.

We have revised the filing to clarify that the unregistered offering will close and that the related rights will be exercised at the same time as in the registered offering (page 28).

No Recommendation, page 29

17.	Please tell us how you calculated the 1,547 figure. If each right allows the holder to purchase $100 worth of debentures convertible at $1.10, it seems that the 1,547 figure should be much larger.

The figure of 1,547 shares in Amendment No.1 was an error and should have read 154,726 shares. We have revised the filing accordingly (page 29).

Our Decision Will be Binding, page 29

18.	Please expand your disclosure in response to comment 23 to clarify the practical effect of what you mean by consideration of the materiality of a defect.

We have revised the filing to clarify that if Tower determines that a defect is material, the notice of exercise will not be accepted and that the rights holder will not receive debentures (page 30).

Conversion of Debentures, page 35

19.	With a view toward clarified disclosure, please provide an example of the operation of the adjustments in the last two bullet points on page 36 (which seek to explain how you will calculate the price per share for purposes of the adjustment).

We have revised the filing to provide examples regarding the determination of the price per share in future financings for purposes of the adjustment to the conversion rate (page 36).

The 2006 Tax Reform, page 51

20.	Clarify how the reform would affect U.S. residents.

We have clarified that the Israeli 2006 Tax Reform does not derogate from the special provisions applicable to U.S. residents under Israeli tax law and the US-Israel Tax Treaty as described in the prior section of the prospectus (page 47).

US Tax Considerations, page 52

21.	You must file a tax opinion that does not assume material conclusions that are a requirement of the ultimate opinion. For example, we note the assumption regarding debt characterization. If counsel cannot opine with certainty, counselshould explain the reasons for the doubt, the degree of uncertainty and the possible outcomes. You should provide appropriate disclosure setting forth the risk to investors.

The previous disclosure indicates why counsel cannot opine on the debt/equity issue. The disclosure has been modified to add that the U.S. income tax consequences to U.S. Holders are not likely to be materially less favorable than those described if it were determined that the debentures were equity for U.S. tax purposes (page 49).

Form of Tax Opinion

22.	We note your statement that the opinion will speak as of the date of the opinion and that you will undertake no obligation to update the opinion. Please either file an opinion that omits that statement or file an opinion dated as of the effective date of the registration statement as an exhibit to a final pre-effective amendment to your registration statement.

The opinion when filed will omit that statement.

23.	Those who purchase the rights, debentures or underlying shares from your offering must be permitted to rely on the opinion you file as an exhibit. The last paragraph of your current exhibit implies that only the initial holders of the rights may rely on the opinion. Please file a revised opinion.

The opinion as filed will be modified to remove the language which implied that only the initial holders of the rights may rely on the opinion. The disclosure has also been revised as appropriate to describe differing consequences to Initial U.S. Holders and Subsequent U.S. Holders (beginning on page 48).

24.	Please note that counsel must also consent to being named in the prospectus. Please revise accordingly.

The opinion when filed will include a consent of such counsel to being named in the prospectus.

Form 6-K/A filed September 22, 2005

25.	We note in your response to our previous comment 38 that you agreed to provide all of the disclosures required by Item 10(e) of Regulation S-K with respect to each non-GAAP financial measure you disclose. In your earning discussion furnished as Exhibit 99.1 to the report on Form 6-K/A filed September 22, 2005, which is incorporated by reference into your Form F-2/A also filed September 22, 2005, you have disclosed the non-GAAP financial measure, EBITDA. Please revise the earning discussions in Exhibit 99.1 to include the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

We will, by an additional amendment on Form 6-K/A, which we will promptly file, add an explanatory note to the report to include disclosure required by Item 10(e)(1)(i) of Regulation S-K for EBITDA as set forth below.

EXPLANATORY NOTE REGARDING NON GAAP MEASURE

References to EBITDA (earnings before interest, taxes, depreciation and amortization) included herein are to a non-GAAP measure which represents our net loss according to generally accepted accounting principles in Israel) (GAAP), excluding the effects of interest and other financing expenses, net, taxes, depreciation, and amortization. EBITDA is not a measurement under GAAP, and should not be construed as an alternative to the Company’s operating loss or as an indicator of the Company’s operations in accordance with GAAP, nor should EBITDA be construed as an alternative to cash flow from operating activities in accordance with GAAP. Our definition of EBITDA may not be similar to EBITDA as measured and used by other entities.

We believe that EBITDA provides useful information to investors about our performance, because by eliminating from our Company’s net loss the effects of periodic changes in the significant costs associated with capital investments and interest expenses related to our Company’s long-term loans from banks and convertible debentures, readers of our financial results are presented with what we feel is a more accurate indication of our results from our ongoing business operations. We also use EBITDA in evaluating the overall performance of our business operations.

The following table reconciles EBITDA to net loss for the periods presented:

	Three Months Ended			Six Months Ended
	June 30, 2005	March 31, 2005	June 30, 2004	June 30, 2005	June 30, 2004
	Dollars in Thousands
	Unaudited

EBITDA	(4,463)	(13,691)	(2,204)	(18,154)	(8,201)
Interest and
other financing
expenses, net	(6,218)	(7,035)	(5,851)	(13,253)	(11,416)
Depreciation and
Amortization	(36,559)	(34,594)	(28,477)	(71,153)	(55,406)
Net Loss	(47,240)	(55,320)	(36,532)	(102,560)	(75,023)

        If you have any questions, please feel free to call the undersigned at (212) 986-9700 (extension 17), or Ted Chastain of this office (extension 50).

Sincerely, Sheldon Krause

cc:	Adelaja K. Heyliger Mr. Thomas Dyer David Schapiro, Esq.